

02003590

BB 3/12

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

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RECEIVED
MAR 0 5 2002
PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 **AND ENDING** DECEMBER 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commonwealth Equity Services Inc, dba
COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK
WALTHAM, MASSACHUSETTS 02453

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:
[X] *Certified Public Accountant*

BB 3/19

[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I RICHARD HUNTER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public


MICHAEL J. MAHONEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FINANCIAL NETWORK℠

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

COMMONWEALTH FINANCIAL NETWORK℠

Years Ended December 31, 2001 and 2000

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-13
SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONROL STRUCTURE REQUIRED BY SEC RULE 17a-5	14-15
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital	16
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	17

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Stockholders of
Commonwealth Financial Network℠
A Registered Service Mark for
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Commonwealth Financial Network℠, a Registered Service Mark for Commonwealth Equity Services, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Network℠ as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 15, 2002

Email: brown@browncpas.com   Boston • Worcester • Portland   www.browncpas.com

COMMONWEALTH FINANCIAL NETWORK
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 3,154,857	$ 3,834,851
Certificate of deposit	76,797	70,012
Deposits with clearing organizations and others	75,234	75,234
Receivables		
Brokers and clearing organizations	5,851,753	5,324,795
Employees and registered representatives	654,137	501,904
Other	78,887	233,738
Securities owned, at market value	1,653,575	410,201
Property and equipment, net	3,902,573	4,361,958
Other assets	255,915	565,557
Exchange membership	18,500	18,500
	$ 15,722,228	$ 15,396,750
Liabilities and Stockholders' Equity		
Cash overdraft	$ 79,115	$ 139,716
Payables		
Brokers and clearing organizations	4,275,518	4,553,725
Other	160,169	83,833
Accrued liabilities	1,917,976	1,769,994
Due to clearing firm	-	178,358
Due to affiliates	163,675	349,311
Other liabilities	819,766	170,038
Subordianted borrowings	5,575,000	5,575,000
Total liabilities	12,991,219	12,819,975
Commitments and contingencies		
Stockholders' Equity:		
Common stock, no par value; 2,700,000 shares authorized and 2,400,000 issued and outstanding at December 31, 2001 and 2000, respectively	1,670,818	1,670,818
Retained earnings	1,065,701	911,467
Less: treasury stock, at cost	(5,510)	(5,510)
Total stockholders' equity	2,731,009	2,576,775
	$ 15,722,228	$ 15,396,750

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions and fees	$ 133,539,042	$ 145,006,166
Other income	23,029,155	20,396,371
Principal transactions	3,285,109	2,622,250
Interest income	549,695	692,555
Total revenues	160,403,001	168,717,342
Operating expenses:		
Commissions	119,955,272	129,560,516
Employee compensation and benefits	20,175,499	16,116,922
Management fees	5,637,968	9,364,000
Brokerage, exchange and clearing fees	4,716,157	5,728,790
Occupancy	4,113,270	3,750,518
Communications	1,464,812	1,125,279
Other expense	1,094,065	825,831
Recruiting and advertising	1,065,297	780,150
Data processing	915,648	556,596
Legal and professional fees	641,937	322,355
Interest expense	468,842	488,056
Total expenses	160,248,767	168,619,013
Net income	$ 154,234	$ 98,329

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2001 and 2000

	2001	2000
Balance, beginning of year	$ 2,576,775	$ 1,998,446
Contributed capital	-	480,000
Net income	154,234	98,329
Balance, end of year	$ 2,731,009	$ 2,576,775

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 154,234	$ 98,329
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,384,744	1,936,931
Change in unrealized holding gain or loss on trading securities	83,126	(42,634)
Changes in assets and liabilities:		
Receivables	(524,340)	(387,261)
Securities owned, at cost	(1,326,500)	692,151
Other assets	302,857	(142,789)
Cash overdraft	(60,601)	(15,904)
Accounts payable	(201,871)	(611,201)
Accrued liabilities	147,982	1,064,819
Due to affiliates	(185,636)	126,159
Other liabilities	649,728	16,973
Due from clearing firm	(178,358)	178,359
Net cash provided by operating activities	1,245,365	2,913,932
Cash flows from investing activities:		
Aquisition of property and equipment	(1,925,359)	(3,045,410)
Net cash used in investing activities	(1,925,359)	(3,045,410)
Cash flows from financing activities:		
Proceeds from issuance of subordinated borrowings	-	1,020,000
Proceeds from contributed capital	-	480,000
Net cash provided by financing activities	-	1,500,000
Net increase (decrease) in cash and cash equivalents	(679,994)	1,368,522
Cash and cash equivalents, beginning of year	3,834,851	2,466,329
Cash and cash equivalents, end of year	$ 3,154,857	$ 3,834,851
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 468,842	$ 488,056
Cash paid for taxes	$ 3,156	$ 12,187

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network SM (the Company) is a Registered Service Mark of Commonwealth Equity Services, Inc. The Company, incorporated in Massachusetts and founded in 1979, is the "home office" for a national network of independent financial advisors and is devoted to the special requirements of the independent financial advisor. These advisors are licensed to sell securities through the Company with the National Association of Securities Dealers (NASD) and the Securities Exchange Commission (SEC) acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC (a Fidelity Investments Company) and other providers. Together with its national network of advisors, the Company helps clients invest over $2 billion annually. The Company is a closely-held corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash balances at several financial institutions with high credit ratings.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on a trade date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments
Financial instruments consist principally of cash and cash equivalents and accounts payable. The estimated fair value of these financial instruments approximates their carrying value due to the short term nature of these instruments.

Receivable From And Payable To Brokers And Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided for.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful life of the related assets, over a period of three to five years. Routine repairs and maintenance are expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications
Certain amounts in the 2000 financial statements have been reclassified to conform with the classifications in the 2001 financial statements.

Business Reorganization
On December 17, 2001, the Commonwealth Equity Services Business Trust (the Trust) a Massachusetts Business Trust, was formed and the stockholders of the Company exchanged their shares for those of the Trust (the Parent). As a result, the Company is now a wholly-owned subsidiary of the Parent. The financial statements include only the accounts and transactions of the Company.

Income Taxes
The Company has elected to be treated as an S corporation. As such, the Company's federal taxable income is reported on the tax returns of its stockholder and there is no tax to the Company. For state tax purposes, prior to the organizational change, the Company was treated as a Massachusetts S corporation during 2000. Accordingly, the Company was subject to the Massachusetts corporate income tax because the Company's annual receipts exceeded $9 million dollars. Upon formation of the Trust, the Company is no longer directly subject to the Massachusetts corporate income tax.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of high grade fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded on the books of the Company at market value. The firm also maintains an error account, which is used to hold securities that were bought or sold for customers in error. This account is generally resolved and cleared out the next business day. At December 31, 2001 and 2000, the trading accounts consisted of the following:

NOTE 3 – MARKETABLE SECURITIES (Continued)

	2001		2000	
	Cost	Market	Cost	Market
Mutual funds	$ 34,544	$ 32,832	$ 215,461	$ 232,026
Municipal bonds	1,678,056	1,620,743	170,639	178,175
Total	$ 1,712,600	$ 1,653,575	$ 386,100	$ 410,201

During the years ended December 31, 2001 and 2000, unrealized gains (losses) on trading securities held were $(83,126) and $42,634, respectively.

NOTE 4 – DUE TO OR FROM CLEARING FIRM

The Company has a margin account with its clearing firm, National Financial Services, LLC for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2001 and 2000, there were trades that were pending settlement, resulting in a due from clearing firm of $147,388 and a due to clearing firm of $178,358, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2001	2000
Computers, furniture and fixtures	$ 4,408,573	$ 3,301,376
Software	3,181,152	2,600,586
Leasehold improvements	747,646	1,046,314
	8,337,371	6,948,276
Less: accumulated depreciation	(4,434,798)	(2,586,318)
	$ 3,902,573	$ 4,361,958

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $2,384,744 and $1,936,931 respectively.

NOTE 6 – SUBORDINATED BORROWINGS

The lenders, the Company's principal stockholders, have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers (NASD) and are thus available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. During the year ending December 31, 2001 and 2000, new subordinated borrowings amounted to $0 and $1,020,000, respectively.

The Company has subordinated borrowings maturing as follows:

2003	$ 600,000
2004	1,475,000
2005	3,500,000
Total	$ 5,575,000

The interest rate on all subordinated debt is at the prime lending rate (4.75% at December 31, 2001) plus one percent, payable monthly. Interest expense on these loans for the years ending December 31, 2001 and 2000 totaled $446,387 and $466,148, respectively.

NOTE 7 – STOCK OPTION PLAN

In 2000, the Company adopted a stock option plan (the Plan) designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant stock options for the purchase of common stock, up to a maximum of 300,000 shares. At December 31, 2001, 178,680 shares were available for future issuance under the Plan. Options granted under the Plan generally vest over a five year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, December 31, 1999	-	$ -	$ -
Granted	100,240	22.91 - 23.53	22.98
Exercised	-	-	-
Canceled	-	-	-
Options outstanding, December 31, 2000	100,240	22.91 - 23.53	$ 22.98
Granted	34,730	19.40 - 23.13	21.24
Exercised	-	-	-
Canceled	(13,650)	19.40 - 23.53	22.90
Options outstanding, December 31, 2001	121,320	$ 19.40 - 23.53	$ 22.48
Options exercisable, December 31, 2000	2,450	$ 22.91	$ 22.91
Options exercisable, December 31, 2001	17,514	$ 22.91 - 23.13	$ 22.91

NOTE 7 – STOCK OPTION PLAN (Continued)

SFAS No. 123, *Accounting for Stock-Based Compensation,* requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and elect the disclosure-only alternative under SFAS No. 123.

The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the year ended December 31, 2001 using the Black-Scholes option pricing model under the fair value method as prescribed by SFAS No. 123.

The assumptions used for the year ended December 2001 and 2000 are as follows:

	2001	2000
Risk free interest rate	4.57-5.24%	5.75%
Expected dividend yield	0%	0%
Expected life	12 Years	12 Years
Volatility	0%	0%

The effect of applying SFAS No. 123 would be as follows:

	2001	2000
Net income (loss):		
As reported	$ 154,234	$ 98,329
Pro forma	$(156,250)	$ 76,073

NOTE 8 – 401K PLAN

The Company maintains a qualified retirement plan under Internal Revenue Code 401(k) covering substantially all employees. The 401(k) Plan provides for a matching contribution equal to a percentage of each participant's rate of elective deferrals. Contributions made to the 401(k) plan for the years ended December 31, 2001 and 2000 were $298,627 and $220,210, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Commitments
The Company leases facilities in Waltham, Massachusetts and in San Diego, California with expiration dates in 2011 and 2005, respectively. During 2001, the Company increased its space in the Waltham office. Under the terms of the leases, in addition to the base rent, the Company shall pay their proportionate share of operating expenses and real estate taxes in excess of the operating expense and real estate tax expense bases.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

Commitments (Continued)

Future minimum lease payments for these facilities are as follows:

2002	$ 1,526,417
2003	1,581,716
2004	1,584,644
2005	1,308,304
2006	1,030,012
Thereafter	6,180,072
Total	$ 13,211,165

Rent expense under these leases was $1,185,355 and $1,155,266 for the years ended December 31, 2001 and 2000, respectively.

The Company has entered into various operating leases for office equipment and furniture. Future minimum annual rental commitments under the leases are as follows:

2002	$ 35,670
2003	35,670
2004	35,670
2005	35,670
Total	$ 142,680

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

Commitments (Continued)
In 2000, the Company sub-leased a portion of its San Diego, California office space. The lease term is for four years, expiring in August 2004. Future minimum rentals to be received on this non-cancelable lease at December 31, 2001 are as follows:

2002	$	129,808
2003		132,736
2004		89,792
Total	$	352,336

Rental income received on the lease is used to reduce rental expense. Rental income included in rent expense was approximately $127,000 for the year ended December 31, 2001.

Contingencies
During the ordinary course of business, the Company is frequently a defendant or co-defendant in various lawsuits. At December 31, 2001 the Company was the co-defendant in several lawsuits. Management believes the lawsuits to be without merit and intends to vigorously defend its position. The Company has Errors and Omissions insurance in force to protect itself from the majority of any potential damages and/or legal costs associated with the aforementioned lawsuits. The aggregate potential liability associated with losing each of these lawsuits is immaterial to the financial statements.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the course of the year, the Company advances to and borrows from related parties to simplify short-term cash flow requirements. These related companies are owned and controlled by the principal officer and stockholder of the Company. At December 31, 2001 and 2000, the balance due to affiliated parties was $163,675 and $342,508, respectively. These balances consisted primarily of monies owed to CES Insurance Agency, Inc. (CESI). CESI is a sister entity that assists the Company's advisors in the selling of insurance based products to their clients. The Company provides on-going operational and marketing support to CESI. Expenses allocated to CESI for marketing and administrative support was $707,528 and $774,875 for the years ended December 31, 2001 and 2000, respectively.

The Company pays management fees to a company controlled by the Company's principal stockholder for marketing and management services. During the years ended December 31, 2001 and 2000, $5,637,968 and $9,364,000, respectively, were paid to this related party.

NOTE 11 - CONCENTRATIONS

For the years ended December 31, 2001 and 2000, commissions receivable from one customer was $3,693,912 and $3,382,578 or 65% and 64% of all receivables from brokers and clearing organizations, respectively.

NOTE 12 – STOCK AUTHORIZATION

On June 30, 2000, the board of directors voted to authorize an additional 2,600,000 shares of common stock. All of these shares were issued to current stockholders in a 14,117.6471 for one stock split.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $2,604,787 and $1,683,870, which was sufficient to meet the required net capital of $494,415 and $482,999, respectively. The Company's net capital ratio for 2001 and 2000 was 285% and 420%, respectively.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Stockholders of
Commonwealth Financial Network[SM]
A Registered Service Mark of
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Commonwealth Financial Network[SM], a Registered Service Mark for Commonwealth Equity Services, Inc., (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Boston, Massachusetts
January 15, 2002

COMMONWEALTH FINANCIAL NETWORK℠
Computation of Net Capital
Year Ended December 31, 2001

Total Stockholders' equity		$ 2,731,009
Subordinated loans for equity capital		5,575,000
Total capital and allowable subordinated liabilities		8,306,009
Less: Non-allowable assets		5,554,304
Net capital before haircuts on securities		2,751,705
Less: Haircuts on securities		146,918
Net capital		2,604,787
Net capital requirement:		
1/15 x aggregate indebtedness	$ 494,415	494,415
or Minimum dollar net capital requirement	100,000	
Excess net capital		$ 2,110,372
Aggregate indebtedness		$ 7,416,219
Percentage of aggregate indebtedness to net capital		285%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under rule 15(c)(3)-1.

COMMONWEALTH FINANCIAL NETWORK℠
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Balance, beginning of year	$ 5,575,000
Increases	-
Balance, end of year	$ 5,575,000